EXHIBIT 12

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                             IMC Global Inc.
            Computation of Ratio of Earnings to Fixed Charges
                                     Years Ended December 31,
                        -----------------------------------------------
                          1998      1997     1996       1995      1994
                         ------    ------   ------     ------    ------
Fixed charges:
Interest charges       $ 176.0   $  40.2   $  43.6   $  57.8   $  69.4
Rent expense              10.4       6.0       5.8       5.0       4.7
                       -------   -------   -------   -------   -------
Total fixed charges    $ 186.4   $  46.2   $  49.4   $  62.8   $  74.1
                       =======   =======   =======   =======   =======

Earnings:
Net earnings (loss)    $  (9.0)  $  62.9   $ 127.1   $ 215.5   $ 113.9
Extraordinary item        (3.0)     24.9       8.1       3.5       4.4
(Earnings) loss from
 discontinued
 operations               69.1     (18.0)    (13.5)    (23.8)    (24.4)
Cumulative effect of
 accounting change           -         -         -         -       5.9
Provision for
 income taxes             84.5      30.4      81.3     112.7      81.1
Minority interest         14.1     124.4     185.7     163.6     106.8
Interest charges         176.0      40.2      43.6      57.8      69.4
Rent expense              10.4       6.0       5.8       5.0       4.7
                       -------   -------   -------   -------   -------
Total earnings         $ 342.1   $ 270.8   $ 438.1   $ 534.3   $ 361.8
                       =======   =======   =======   =======   =======

Ratio of earnings
 to fixed charges         1.84      5.86      8.87      8.51      4.88

Adjusted ratio of
 earnings to
 fixed charges            3.19(a)   9.84(b)  10.59(c)   8.51      4.88
                        =======  =======   =======   =======   =======

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(a)   The adjusted ratio of earnings to fixed charges for the year ended December 31, 1998 excludes charges of $195.1 million resulting from the Company-wide profit improvement program, $44.1 million due to the estimated loss on disposal of Chemicals and $14.0 million as a result of the loss on the sale of IMC Vigoro.

(b) The adjusted ratio of earnings to fixed charges for the year ended December 31, 1997 excludes a charge of $183.7 million related to the write down of the historical carrying value of the Company's 25 percent interest in Main Pass.

(c) The adjusted ratio of earnings to fixed charges for the year ended December 31, 1996 excludes a charge of $84.9 million related to the merger of The Vigoro Corporation into a wholly-owned subsidiary of the Company.


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